CORRESPONDENCE
                                                               --------------

                               LEONARD E. NEILSON
                                 ATTORNEY AT LAW
                            8160 South Highland Drive
                                    Suite 209
                                Sandy, Utah 84093
Phone:  (801) 733-0800                                     Fax:  (801) 733-0808

                                January 19, 2005



Michael Karney, Branch Chief
Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 0511
450 Fifth Street, N.W.
Washington, DC 20549

Via EdgarLink

     Re: Silver River Ventures, Inc.
         Amendment No. 1 to Registration Statement on Form 10-SB
         SEC File No. 000-51074

Dear Mr. Karney

     In response to your letter dated January 6, 2005, the following information corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Silver River Ventures, Inc. (the "Company"). All changes to the registration statement have been appropriately marked.

Part 1

Item 5.       Directors, Executive Officers, Promoters and Control Persons

     1. Please be advised that we have added the Commission file number for each company listed under the resumes on pages 16 and 17.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters

     2. In response to your comment, we have changed the word "could" to "would" in the last sentence of the last paragraph of the "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters" section on page 20.


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Michael Karney, Branch Chief
Securities and Exchange Commission
January 18, 2005


Other

     In response to your comment, weare attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

     Please continue your review of the Silver River Ventures registration statement. Correspondences concerning Silver River Ventures should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

                              Yours truly,

                              /s/  Leonard E. Neilson
                              ---------------------------
                                   Leonard E. Neilson

:ae
Attachment

                                      -2-
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                                                              Attachment No. 1
                                                              ----------------

                           SILVER RIVER VENTURES, INC.
                         19 East 200 South, Suite #1080
                           Salt Lake City, Utah 84111

                                January 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

To whom it may concern:

         In connection with the registration statement on Form 10-SB of Silver River Ventures, Inc. (the "Company"), SEC File No. 000-51074, the Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition to the above, the Company is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company's filing or in response to comments on the filing.

                                   Sincerely,

                                   SILVER RIVER VENTURES, INC.

                                   By: /s/ Geoff Williams
                                      ------------------------------
                                           Geoff Williams
                                   Its:    President



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